UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [    ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [    ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [    ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes [    ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                                         .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Receives Second Approvable Letter from FDA for Once-Daily Tramadol

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: May 31, 2007

By: /s/ Lynda Covello

Name: Ms. Lynda Covello

Title:   General Counsel

            and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

Labopharm Receives Second Approvable Letter from FDA for

Once-Daily Tramadol

LAVAL, Quebec (May 31, 2007)—Labopharm Inc. (TSX: DDS, NASDAQ: DDSS) today announced that it has received a second approvable letter from the U.S. Food and Drug Administration (FDA) for its once-daily formulation of tramadol.

In the second approvable letter (dated May 30, 2007), the FDA stated that Labopharm has not demonstrated the efficacy of its once-daily formulation of tramadol because the statistical methods used to analyze data from Labopharm’s clinical trials did not adequately address missing data relating to subjects who dropped out of the trials. The FDA did not provide guidance with respect to how the statistical methods were not adequate. The Company will seek to clarify the issue with the FDA at the earliest possible opportunity.

“We are extremely disappointed by the FDA’s assessment of our response to its initial approvable letter,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “We believe that we adequately addressed all of the matters raised by the FDA in its first approvable letter. Our top priority remains the final approval of our once-daily tramadol in the U.S.”

Labopharm plans to discuss the most recent approvable letter with the FDA as soon as possible to determine the appropriate path forward to achieve final approval. Potential outcomes with respect to resolution of the issues range from utilization of current data to the need to generate additional data.

Prior to the recent approvable letter, the FDA had indicated that it would not proceed with the Formal Dispute Resolution process, which was initiated by Labopharm last December, while the response to the September 28, 2006 approvable letter was under review. The Company will evaluate whether to proceed with the Formal Dispute Resolution process going forward.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and it has a robust pipeline of follow-on products in both pre-clinical and clinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties relating to the Company’s once-daily tramadol product in the United States that could cause actual results to differ materially from those indicated in the forward looking statements. These statements reflect the Company’s current expectations regarding future events. Specifically the risks and uncertainties the Company faces include but are not limited to: the Company’s ability to resolve the issues identified by the FDA to the FDA’s satisfaction in a timely manner; the uncertainties related to the regulatory process, including regulatory approval, and the commercialization of the drug thereafter. There can be no assurance that the Company will be able to resolve the issues identified by the FDA using existing data, or at all. If the Company is unable to resolve the issues identified by the FDA using existing data, it would need to generate additional data in order to obtain FDA approval. The Company’s once-daily formulation of tramadol may not be legally marketed in the United States prior to approval by the FDA. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Chief Financial Officer Tel: (450) 680-2444	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Eric Bouchard Tel: (514) 208-5939 ebouchard@equicomgroup.com